EXHIBIT 99.1

TeliaSonera Comments on Decision Made by the Latvian Government

STOCKHOLM, Sweden, July 19, 2005 (PRIMEZONE) -- The Latvian government has today decided to look into the possibilities to sell their stake in LMT and Lattelekom respectively. It's too early to estimate any outcome. TeliaSonera will make no further comment until the circumstances necessitate further announcement.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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